SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend a meeting to be held on April 28, 2014, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings, to resolve on the following AGENDA:

(a)                Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2013;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2013 and ratification of the payment of interest on own capital and distribution of dividends, related to the fiscal year ended on December 31, 2013, approved by the Board of Directors at meetings held on August 30, 2013, January 6, 2014, and March 25, 2014;

(iii)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2015; and

(iv)             ratification of the amounts paid out as compensation to the management and to the members of the Fiscal Council of the Company during the fiscal year ended December 31, 2013 and establishing the overall compensation of the management and of the members of the Fiscal Council for the Fiscal Year to be ended December 31, 2014.

(b)               Extraordinary General Meeting:

(i)                 with the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2013 Fiscal Year, pursuant to the Article 7 of CVM Ruling n. 319/99, a capital increase in the minimum amount of R$ 218,277,229.62, upon issuance of 13,566,018 shares and the maximum amount of R$ 352,684,594.10, upon issuance of up to 21,919,490 shares, at the issuance price of R$ 16.09 per share, which correspond to the closing price at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) on January 31, 2014, when the abovementioned tax benefit was earned. Of the shares to be issued: a) 13,566,018 shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controlling shareholder of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 218,277,229.62; b) up to 8,353,472 shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.139940902% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, at the same price mentioned above, for payment in cash on subscription thereto, pursuant to the Management Proposal;

(ii)               new capital increase in the amount of R$ 93,547,390.11, corresponding to the capitalization of 30% of the tax benefit earned with the partial amortization of the special premium reserve in the fiscal year of 2013, pursuant to article 7 of the CVM Ruling N. 319/99, without the issuance of new shares;

(iii)             by virtue of the resolution mentioned in (ii) above, as well as the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date of the Ordinary and Extraordinary General Meetings, to amend caput of article 5 of the Company’s By-laws and to restate such By-laws.

General Information:

-       The Company informs its shareholders that on February 26, 2014 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2013; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion. On March 24, 2014, such documents were refilled by the Company with the Comissão de Valores Mobiliários – CVM (“CVM”) through its Periodic Information System (IPE) due to Company’s decision to reclassify dividends received and paid to subsidiaries on a net basis in the statements of cash flow, as described in note 2 to the financial statements.

-       The documents and information referred to above and those listed in CVM Ruling n. 481/09 were presented to the CVM by means of its Periodic Information System - IPE, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ambev-ir.com), and on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CVM websites: www.bmfbovespa.com.br  and www.cvm.gov.br, respectively.

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Pedro de Abreu Mariani, General Counsel), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending these Ordinary and Extraordinary General Meetings shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 28, 2014

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer